WisdomTree Trust

380 Madison Avenue

21st Floor

New York, New York 10017

September 10, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	WisdomTree Trust (File Nos. 333-132380 and 811-21864): Request for Withdrawal of Post-Effective Amendment Filing

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), WisdomTree Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of the following post-effective amendments to the Trust’s Registration Statement on Form N-1A that were filed with respect to the WisdomTree S&P 500 Managed Distribution Fund (the “Fund”), a series of the Trust:

Post-Effective Amendment
Number	Date Filed	Submission Type	Accession Number
206	8/12/2013	485BXT	0001193125-13-330279
193	7/19/2013	485BXT	0001193125-13-295664
167	5/8/2013	485APOS	0001193125-13-207691

Pursuant to Rule 485(a) under the Securities Act, PEA No. 167 was filed with the Securities and Exchange Commission on May 8, 2013 for the purpose of adding the Fund as a new series of the Trust. The two additional 485BXT filings were made for the purpose of delaying the automatic effectiveness date of the amendment. As of the last filing shown, the amendment was scheduled to become effective on September 11, 2013.

No securities were sold in connection with this offering.

Pursuant to the requirements of Rule 477 under the Securities Act, this application for withdrawal has been signed by the President of the Trust this 10th day of September, 2013.

If you have any questions regarding this filing, please contact W. John McGuire at (202) 373-6799 with Bingham McCutchen LLP.

WISDOMTREE TRUST

By: /s/ Jonathan Steinberg
Name: Jonathan Steinberg
Title: President